UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007
Commission File Number: 001-33129

Allot Communications Ltd.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

EXPLANATORY NOTE

        Allot Communications Ltd. (NASDAQ: ALLT) (the "Company") today announced the results of its Special Meeting of Shareholders held on February 21, 2007, at the Company's offices located at 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod-Hasharon, Israel.

        At the Special Meeting of Shareholders, the shareholders adopted the following resolutions:

    (1)        To elect Ms. Nurit Benjamini and Mr. Hezi Lapid as Outside Directors of the Company in accordance with the requirements of the Israeli Companies Law;

    (2)        To approve the compensation of the Outside Directors; and

    (3)        To approve the compensation of Messrs. Eyal Kishon, Yossi Sela and Shai Saul, in their positions as directors of the Company.

        Shareholders of record as of the close of business on January 17, 2007 were entitled to vote at the meeting. A total of 11,378,152 shares, representing approximately 54% of the Company’s total outstanding shares were represented at the meeting.

        Ms. Nurit Benjamini, who was elected to serve as an Outside Director, has served as the Chief Financial Officer of Compugen Ltd. (NASDAQ: CGEN) since 2000. Prior to her position with Compugen Ltd., from 1998 to 2000, Ms. Benjamini served as the Chief Financial Officer of Phone-Or Ltd. Between 1993 and 1998, Ms. Benjamini served as the Chief Financial Officer of Aladdin Knowledge Systems Ltd. (NASDAQ: ALDN). Ms. Benjamini holds a B.A. in Economics and Business and an M.B.A. in Finance, both from Bar Ilan University, Israel.

        Mr. Hezi Lapid, who also was elected to serve as an Outside Director, currently serves as the Chairman of the boards of directors of Surf Communications Solutions Ltd. and Civcom Inc., and as a director of MainNet Communications Ltd. Between 2000 and 2003, Mr. Lapid served as President and Chief Executive Officer of InnoWave Wireless Systems Ltd. (a subsidiary of ECI Telecom Ltd. (NASDAQ: ECIL)). Prior to that, in 2000 Mr. Lapid served as the Chief Executive Officer of C. Mer Industries Ltd. Between 1995 and 2000, Mr. Lapid served as General Manager of the Network Systems Divisions and Corporate Vice President of ECI Telecom Ltd. Mr. Lapid holds a B.Sc. in Electrical Engineering from Ben-Gurion University, Israel and an M.Sc. in Management and Information Systems from Tel Aviv University, Israel.

        The Company also announced that, in order to keep the size of the board of directors at seven members, effective February 22, 2007, Messrs. Erel Margalit and Yosi Elihav, resigned from the board of directors. Messrs. Margalit and Elihav have confirmed to the Company that their decision to resign did not result from, and there does not exist, any disagreement between the Company and each of them relating to the Company’s operations, policies or practices.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLOT COMMUNICATIONS LTD. By: /s/ Adi Sapir —————————————— Name: Adi Sapir Title: Chief Financial Officer

Date: February 22, 2007